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03.06.2014 Casablanca Capital Nominates Slate of Six Highly Qualified Directors For Election to Board of Cliffs Natural Resources

03.06.2014 Letter to Cliffs Board

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CLIFFS IS SIGNIFICANTLY UNDERVALUED,
AND WE ARE COMMITTED TO FIXING THAT

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PRESS RELEASES

03.06.2014 Casablanca Capital Nominates Slate of Six Highly Qualified Directors For Election to Board of Cliffs Natural Resources

LETTERS

03.06.2014 Letter to Cliffs Board

FIXCLIFFS

FIXCLIFFS

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PRESS RELEASES

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PRESS RELEASES

03.06.2014 Casablanca Capital Nominates Slate of Six Highly Qualified Directors For Election to Board of Cliffs Natural Resources

02.12.2014 Casablanca Capital Backs Lourenco Goncalves To Become CEO of Cliffs Natural Resources

01.27.2014 Casablanca Capital Files 13D and Sends Letter to Cliffs Natural Resources

Casablanca Capital Files 13D and Sends Letter to Cliffs Natural Resources

Outlines Recommendations To Reorganize, Improve Performance And Increase Shareholder Value

Urges Board to Spin Off International Assets, Double Dividend, Convert U.S. Assets to MLP and Slash Costs

Believes Shares Should Be Valued at $53.00, Over 2.5x Current Price, If Its Recommendations Are Implemented

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New York, NY, January 28, 2014 – Casablanca Capital LP, the beneficial owner of approximately 5.2% of Cliffs Natural Resources Inc., (NYSE: CLF) today filed a Schedule 13D with the U.S. Securities and Exchange Commission (SEC) disclosing its position as one of the company's largest shareholders and outlining recommendations to dramatically increase shareholder value.

Casablanca urges Cliffs to spin off the company's international assets, double the annual dividend paid to shareholders, convert its U.S. assets to an MLP and significantly cut costs. If Cliffs implements these recommendations, Casablanca believes the shares should be valued at $53.00, over 2.5x its current price.

The full text of a letter Casablanca sent to James F. Kirsch, the Executive Chairman of Cliffs, which was included in the 13D filing, is as follows:

January 27, 2014

James F. Kirsch
Executive Chairman
Cliffs Natural Resources Inc.
200 Public Square, Suite 3300
Cleveland, OH 44114

Dear Jim:

Funds managed by Casablanca Capital LP own approximately 5.2% of the outstanding common stock of Cliffs Natural Resources Inc., making us one of your largest shareholders.

Over the past six weeks, we have met twice and had a number of constructive follow-up conversations with you and senior members of the executive team. During our discussions, we expressed our view that Cliffs is significantly undervalued and recommended steps management take to enhance shareholder value. You have indicated that you will seriously consider our proposals and share them with the Board.

First and foremost, we urge you to spin off Bloom Lake, together with Asia Pacific, to create "Cliffs International." Cliffs operates two distinct iron ore businesses with very different risk/reward profiles. The Cliffs International assets are directly exposed to the competitive "seaborne" iron ore market, and the large Bloom Lake project is still in the development stage. In contrast, the "Cliffs USA" iron ore assets benefit from unique supply and demand

characteristics and barriers to entry in the Great Lakes, generate strong cash flow and enjoy long-term contracts, which provide volume and price visibility.

In addition, we urge the Board to take the following initiatives:

- Double the dividend (which would be paid by Cliffs USA going forward)
- Convert the U.S. assets to a Master Limited Partnership ("MLP")
- Significantly cut SG&A and exploration expense
- Optimize cash costs and operating profitability
- Divest infrastructure and other non-core assets
- Set clear objectives for return on capital
- Hire strategic and financial advisors to assist in evaluating and executing these measures

Casablanca believes that implementing these recommendations would create substantial shareholder value and result in an implied valuation range with a midpoint of $53.00 per Cliffs share—over 2.5x Cliffs' most recent trading price.[1]

Background
Cliffs has significantly underperformed both its peer group and the broader market in recent years.[2] For most of 2013, the company held the title of "biggest loser" in the S&P 500 (finishing the year in the number two spot), and remains one of the most shorted equities in the index.

Cliffs' stock price has lost more than 80% in value since its five-year high of $101.43 in mid-2011. In the past five years, the company spent approximately $8 billion (more than its current enterprise value) on what we view as ill-conceived acquisitions and development projects—efforts that contributed less than 3% to segment EBITDA on an LTM basis.

We recognize that the current management team and many Board members were not responsible for these decisions. However, we believe the company continues to lag in implementing the strategic actions and operational improvements necessary to drive shareholder value. When most major mining companies have announced sharp revisions to their capital allocation and cost management policies, Cliffs' Board and management have, from our perspective, been slow to respond to the end of the commodities supercycle and the increasing need for capital discipline.

Drowning in Bloom Lake
In 2011, Cliffs paid $4.9 billion to acquire the largely undeveloped Bloom Lake project in Eastern Canada. It has since spent approximately $1.5 billion on development and sustaining capex. Management has issued a continuous stream of negative revisions to the project's budget, timeline, and expected operating margins, in what strikes us as an open-ended process of trial and error.

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[1] Based on Cliffs' closing price of $19.40 on January 27, 2014.

[2] Peer group defined as SPDR Metals & Mining Exchange Traded Fund (XME), per the company's most recent proxy statement. Broader market defined as S&P 500 and Dow Jones Industrial Average. Cliffs underperformed each of these indices in each of the last one-, three- and five-year periods. For example, performance versus the XME was as follows: one-year XME -14% vs. CLF -50%; three-year XME -39% vs. CLF -76%; five-year XME +52% vs. CLF -17% (per Bloomberg, as of January 24, 2014).

Taking management's guidance at face value, optimizing Bloom Lake under the Cliffs umbrella will continue to be a difficult and expensive proposition: if Cliffs moves forward with the project, it estimates another $1.25 billion will be needed to complete the critical Phase II, while take-or-pay and production penalties ($60 – $80 million per year) will persist if the project is halted. [3]

We believe many investors remain doubtful of management's ability to develop and profitably operate Bloom Lake. In fact, our analysis indicates Cliffs currently trades with a *negative* $2 billion value drag from Bloom Lake. We believe this value leakage must be addressed at a structural level.

The Case for Separating the International and Domestic Assets

We believe that because of Bloom Lake, Cliffs is incorrectly treated as a proxy short for the global iron ore price. We see no reason for Cliffs to be sacrificing itself to the iron ore bears when it has other alternatives available to it.

By separating its international assets from its core, low-risk U.S. business, we expect Cliffs would provide investors with a reason to appropriately value all of its assets. We therefore propose spinning off Bloom Lake, together with the mature Asia Pacific assets and the rest of the Eastern Canadian assets, to create a new, separately traded "Cliffs International" that targets growth-oriented natural resources investors.

The assets that would remain with "Cliffs USA" enjoy critical mass and high-quality cash flows—the U.S. Iron Ore assets produced over $1 billion of segment-level EBITDA in the last 12 months. We believe these assets qualify for MLP treatment, are well-suited to that market, and that investors will pay a premium for them once they are structurally separated from Cliffs' commodity-sensitive and development assets.

A Seaborne Iron Ore Pure-Play Should Attract a Premium Valuation

Unlike Cliffs' domestic businesses, all of its operating international businesses sell directly into the seaborne iron ore market, competing head-to-head with other global iron ore players. Under the Cliffs umbrella, these assets appear to lack meaningful operational synergies with the domestic assets and to be a significant drain on management resources.

Spinning them off should create a viable, standalone company that could self-finance its growth. By including Cliffs' Asia Pacific division in Cliffs International, the new company would gain mature assets that should provide sufficient credit support and cash flows to complete Bloom Lake. Cliffs International could operate effectively without an investment grade rating (although our analysis indicates it would require less than 2x leverage to meet all of its needs), and its growth prospects should be sufficient to attract investors without the need to pay a dividend.

Cliffs International would gain the flexibility to pursue a more aggressive strategic agenda, with a new investor base that should be more accepting of opportunistic, synergy-enhancing M&A (currently an unthinkable proposition in our view). It should attract best-in-class managers with skill sets and incentives that are more closely aligned with a development and growth-oriented strategy. In addition, Cliffs International may become an acquisition candidate or joint venture

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[3] Phase II completion budget based on company guidance of $450 million for remaining development capex plus $200 million maintenance capex required for four years. Take-or-pay and production penalties based on company guidance of $15–$20 million per quarter, annualized.

partner for any of several large-cap multinational players, who likely have little strategic interest in Cliffs' U.S. business, but would place a premium on a pure-play seaborne iron ore company.

Recently, the company raised the possibility of bringing in a joint venture partner for Bloom Lake. Like a spin-off, a joint venture could also provide varying degrees of separation between Bloom Lake and the rest of Cliffs. However, we fear Cliffs faces considerable execution risks in attempting a joint venture and that it might need to cede significant value potential to a third party in order to complete it. A successful joint venture, in our view, would require Cliffs to find a cash-paying counterparty, on reasonable terms, in a reasonable time frame—a complex undertaking. We believe the spin-off alternative likely preserves more value for Cliffs shareholders with fewer execution risks. In a spin-off, shareholders should retain all the upside potential associated with completing Bloom Lake (to the extent they choose to hold the Cliffs International shares they receive), and the execution appears to be far more within Cliffs' control. While we acknowledge that completing a spin-off would involve some time and complexity, we believe the process is far more transparent and the company would be able to keep investors (and potential strategic and financial partners) apprised of progress in a more open manner than would be the case in a privately-negotiated process. Finally, the company could continue to pursue other alternatives, including a joint venture, as it prepares Cliffs International for a spin-off, and would retain the option to alter course should a more attractive solution manifest itself in the interim.

With the expected new investor base committed to the international story, Cliffs International should command a valuation that reflects the option value embedded in Bloom Lake. Similarly constituted mining companies trade at valuations that appear to incorporate such option value (median 6.4x 2014E EBITDA[4] vs. 4.5x our 2014E EBITDA for Cliffs)[5]. Conservatively assuming a 6.0x multiple **implies a value of approximately $15.00 per share for Cliffs International.**[6]

The Market Is Ready for an Iron Ore MLP

"Cliffs USA" would have significant growth and capital-return opportunities. Its U.S. Iron Ore assets are ideally positioned to participate in the recovery of the U.S. automotive and construction sectors, the high-quality pellets it produces are well suited for the emerging direct reduced iron ("DRI") manufacturing process, and the company's North American Coal assets continue to show signs of recovery. We expect a more focused management team will find opportunities to reduce operating costs and enhance margins. From a financial point of view, even after assuming all of Cliffs' current debt burden, we believe the U.S. business would enjoy

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4 Examples of companies we believe to have a comparable mix of development and operating assets include Kumba Iron Ore and Ferrexpo (which have assets located in what we believe to be less favorable jurisdictions than Cliffs International's, and therefore believe them to merit a less favorable valuation) and Hudbay Minerals Inc and Lundin Mining Corp. (which mine different metals, and might therefore merit a premium valuation over Cliffs International's). As of January 24, 2014, the median 2014E EBITDA multiple for these companies was 6.4x (per Bloomberg).

5 In calculating Cliffs' enterprise value and EBITDA multiple, we exclude the Bloom Lake portion of non-controlling interest ($1,074 million at the time of the Consolidated Thompson acquisition), and adjust EBITDA to reflect Cliffs' 75% interest in the asset. We employ this methodology out of a belief that including the carrying value of the non-controlling interest would overstate Cliffs' actual enterprise value and artificially inflate its implied trading multiples.

6 We assume Cliffs International is spun off at Cliffs' current common share count, with a conservative capital structure that includes approximately $200 million of cash, no debt and a $500 million undrawn credit facility. Our projections for Cliffs International assume an average annual iron ore price per tonne as follows: $120 in 2014, $115 in 2015 and $110 in 2016 and thereafter.

investment-grade credit metrics, could immediately support a dividend at twice Cliffs' current payout and would continue to generate positive free cash flow.

In addition, we believe the increasingly institutional MLP investor base will be attracted to an iron-ore offering. Our research indicates a strong demand for offerings that afford MLP investors diversification from the typical energy-focused MLP offerings, provided that cash flow for distributions is protected by contracts and there are credible prospects for growth. Cliffs USA would have both of these attributes. We envision that Cliffs USA would become a separately traded, parent-level GP holding company, with the U.S. assets distributed in a public offering to MLP investors, either immediately or in stages.

Cliffs should **immediately double its dividend** and proceed with converting its U.S. assets to an MLP as quickly as reasonably practical. Doubling the dividend alone implies a valuation of **approximately $23.00 per share for Cliffs USA** (assuming a $1.20 per share dividend and a dividend yield of approximately 5%, implying a multiple of approximately 7.0x our 2014E EBITDA[7]), and we estimate an **incremental $10.00 per share of value upside from an MLP conversion.**[8]

Additional Value Upside: Cut SG&A and Exploration

While we welcome management's recent change in tone on costs, the cost-cutting effort appears to lack intensity and urgency. **Cliffs has consistently operated at SG&A levels close to twice those of its diversified mining peers.**[9] While management's growing emphasis on cost containment is a step in the right direction, we believe a fundamental rethinking of Cliffs' operating structure is necessary. According to public filings, Cliffs has eight separate corporate offices, two corporate jets, and close to 600 employees in the SG&A function (more than double the headcount five years ago). Operating in line with peer metrics would reduce Cliffs' SG&A budget by $115 million—far more than the $15 million target suggested by management.

In addition, Cliffs has indicated an expected 2013 exploration budget of $65 million (reduced from $80 million only after it failed to obtain permits on its non-core chromite project). Given the work to be done on Cliffs' existing portfolio, the company should immediately cease all development activity and bring its exploration spending below $10 million per annum.

The above-proposed changes to SG&A and exploration expense alone would increase EBITDA by $170 million—**a savings that would generate approximately $5.00 per share of value** (assuming a one-year forward EBITDA multiple of 5.0x), with no impact on output.

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7 Also assumes that Cliffs USA maintains Cliffs' current outstanding debt, and that Cliffs USA would be required to issue an additional approximately 12.7 million shares due to anti-dilution mechanisms in its convertible preferred stock, which would be triggered by a spin-off and an increase in the dividend.

8 MLP transaction assumptions include the following: all U.S. assets are contributed to MLP at once, MLP initially distributes approximately 10% of its shares to new shareholders and Cliffs USA retains subordinated units and GP interest, MLP units trade at 7% yield on distributable cash flows (1.2x coverage), and subordinated units retained by Cliffs valued at 20% discount to publicly traded MLP units. Also assumes initial MLP leverage of 3.0x, and that MLP repurchases CLF subordinated units over time in accretive transactions (in lieu of "drop downs"). Tax leakage estimated using segment asset value (per company's most recent Form 10Q) as a proxy for tax basis.

9 Analysis of SG&A margins based on the following diversified mining peers, which we believe for purposes of this analysis to be comparable in business mix and scope to Cliffs as it is currently constituted: Teck Resources, Thompson Creek, Hudbay Minerals Inc and Lundin Mining Corp.

Optimize Cash Costs and Operating Profitability
With management freed from the distraction of running a geographically disparate international portfolio, it will be better able to focus on improving operating profit at its core business (and Cliffs International's managers will be able to do the same). We believe that in the current environment, management will find numerous opportunities to reduce cash costs. Potential areas include streamlining purchasing and warehousing, renegotiating agreements with outside contractors and internalizing functions, maximizing production output of the current workforce, reevaluating existing mine plans and optimizing throughput. We believe such steps could substantially enhance margins and ensure continued profitability, including in a lower commodity price environment. We encourage management to articulate its targets in these areas and its plans for meeting them.

Divest Infrastructure and Other Non-Core Assets
Cliffs has a vast portfolio of non-core assets that are a distraction and burden its balance sheet. The nickel, chromite and other development projects should be divested. We also see no reason why the company should own railroads, a power plant or port assets. We believe these assets are attractive to infrastructure-oriented investors and specialized strategic acquirers who would value them more highly and are likely to run them better. Where it makes sense to do so, Cliffs could maintain ownership benefits through appropriately structured contracts with a buyer.

Set Clear Objectives for Return on Capital
Management has admitted the need for improving capital allocation, but has so far provided little specificity. Across the mining sector, many of the majors have provided highly specific targets for project hurdle rates and company-level return on capital. Cliffs needs to be equally clear, setting identifiable milestones and providing comprehensive disclosure on its progress towards meeting them. By establishing and clearly articulating these metrics, we believe the company will bolster investor confidence and further instill a corporate culture committed to improving profitability.

Conclusion
The steps outlined above, taken together, would result in an implied **midpoint valuation of $53.00 per share—over 2.5x Cliffs' current market value.** There is additional upside potential from elements we have not quantified such as improving operating profitability and divesting non-core assets. By taking these steps, we believe Cliffs can highlight and enhance the unique strengths of its businesses and unlock significant shareholder value.

We urge the Board to announce a comprehensive strategic review and to hire strategic and financial advisors to assist it in evaluating these and other potential alternatives.

We hope to engage the Board in a constructive dialogue that will result in immediate meaningful action on these topics, but remain prepared to take all necessary steps to protect and enhance the value of our investment. Cliffs has a bright future, and we look forward to working with you and participating in it.

Very truly yours,

Donald G. Drapkin	Douglas Taylor	Gregory S. Donat
Chairman	Chief Executive Officer	Partner & Portfolio Manager

cc: Susan M. Cunningham, Barry J. Eldridge, Mark E. Gaumond, Andrés R. Gluski, Susan M. Green, Gary B. Halverson, Janice K. Henry, Stephen Johnson, Richard K. Riederer, Richard A. Ross, Timothy W. Sullivan

For a full copy of the 13D filing, please access the public filing at www.sec.gov.

About Casablanca Capital LP

Casablanca Capital is an Event Driven and Activist investment manager based in New York, founded in 2010 by Donald G. Drapkin and Douglas Taylor. Casablanca invests in high quality but underperforming public companies that have multiple levers to unlock shareholder value. The firm seeks to engage with the management, boards, and shareholders of those companies in a constructive dialogue in order to enhance shareholder value through improved operational efficiencies, strategic divestitures, capital structure optimization and increased corporate focus. In 2011, Casablanca successfully initiated a campaign at Mentor Graphics Corporation to improve profitability and enhance value at the company, working with shareholders to elect three nominees to Mentor's Board.

Cautionary Statement Regarding Opinions and Forward-Looking Statements

Certain information contained herein constitutes "forward-looking statements" with respect to Cliffs Natural Resources Inc. ("Cliffs"), which can be identified by the use of forward-looking terminology such as "may," "will," "seek," "should," "could," "expect," "anticipate," "project," "estimate," "intend," "continue" or "believe" or the negatives thereof or other variations thereon or comparable terminology. Such statements are not guarantees of future performance or activities. Due to various risks, uncertainties and assumptions, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. The opinions of Casablanca Capital LP ("Casablanca") are for general informational purposes only and do not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person, and should not be taken

as advice on the merits of any investment decision. This material does not recommend the purchase or sale of any security. Casablanca reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Casablanca disclaims any obligation to update the information contained herein. Casablanca and/or one or more of the investment funds it manages may purchase additional Cliffs shares or sell all or a portion of their shares or trade in securities relating to such shares.

# # #

Contact:
Sard Verbinnen & Co
George Sard/Matt Benson
212-687-8080

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INVESTOR PRESENTATION

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INVESTOR PRESENTATION

03.06.2014 Meaningful Change and Value Creation at Cliffs Natural Resources

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LETTERS

LETTERS

03.06.2014 Letter to Cliffs Board

01.27.2014 Letter to Cliffs Board


BIOS

BIOS

Lourenco Goncalves

Mr. Goncalves served as Chairman of the Board, President and Chief Executive Officer of Metals USA Holdings Corp., a leading American manufacturer and processor of steel and other metals, from May 2006 through April 2013, and was President, Chief Executive Officer and a director of the company since February 2003. Prior to Metals USA, Mr. Goncalves served as President and Chief Executive Officer of California Steel Industries, Inc. from March 1998 to February 2003. From 1981 to 1998 he was employed by Companhia Siderúrgica Nacional, a leading steel and mining company in Brazil, where he held several positions in operations and sales. Since October 2011, Mr. Goncalves has served as a board member of Ascometal SAS, a manufacturer of special steel headquartered in Paris, France.

Mr. Goncalves earned a Masters of Science degree in Metallurgical Engineering from the Federal University of Minas Gerais in Belo Horizonte, Brazil and a Bachelor's degree in Metallurgical Engineering from the Military Institute of Engineering in Rio de Janeiro, Brazil.

Mr. Goncalves' qualifications as director include his more than 30 years of experience in the metals and mining industries, and his extensive experience

serving on the boards of directors in the United States and abroad.

Robert P. Fisher, Jr.

Mr. Fisher serves as the President and Chief Executive Officer of George F. Fisher, Inc., a private investment company that manages a portfolio of public and private investments, and has done so since 2002.

Mr. Fisher served in various positions with Goldman, Sachs & Co., an American multinational investment banking firm, from 1982 until 2001, eventually serving as Managing Director and head of its Canadian Corporate Finance and Canadian Investment Banking units for eight years. Mr. Fisher worked extensively with many of the leading North American metals and mining companies, and also served as the head of Goldman's Investment Banking Mining Group. Mr. Fisher served as a director of CML HealthCare, Inc., a leading provider of private laboratory testing services, from 2010 until 2013. Mr. Fisher served on CML's Audit and Corporate Governance Committees, and as the Chairman of CML's Human Resources Committee, Chief Executive Officer Search Committee and the Special Committee to consider strategic alternatives.

Mr. Fisher currently serves as Vice President and Scholarship Committee Chair of Sailfish Point Foundation, a non-profit foundation that awards college scholarships and educational grants in Martin County, Florida, and has done so since 2012. Mr. Fisher served as President of Westchester Youth Soccer League, a non-profit organization that provides for youth soccer for 18,000 student-athletes in Westchester, Manhattan and Bronx New York, from 2004 until 2011.

Mr. Fisher holds a Bachelor of Arts degree from Dartmouth College and a Master of Arts degree in Law and Diplomacy from Tufts University.

Mr. Fisher's qualifications as director include his vast experience in the investment and finance industries which included advising the boards of numerous public companies, and his previous directorship.

Patrice E. Merrin

Ms. Merrin has been a director of Stillwater Mining Company, which mines and refines PGMs, since May 2013. At Stillwater Mining Company, she is also Chairman of the Corporate Governance and Nominating Committee, a member of the Compensation Committee and was Chairman of the CEO Search Committee. She was Chairman of the board of directors of CML HealthCare Inc., a leading provider of medical diagnostic laboratory services, from March 2011 to September 2013, at which time the company was acquired by OMERS/Borealis. Ms. Merrin had been a director of CML since 2008 and had served as Interim Chief Executive Officer from May 2011 to February 2012.

Ms. Merrin served as a director of Enssolutions Group Inc., which provides engineered environmental applications for mine tailings control, process dust and stockpile sealing from 2009 to 2011. She was a director of The NB Power Group, a company that generates and distributes electricity from nuclear, hydro, wind and oil from 2007 to 2009, and was Chairman of the Environment, Health and Safety Committee from 2008 to 2009.

From 2005 to 2006, Ms. Merrin served as President, Chief Executive Officer and a director of Luscar Ltd., Canada's largest producer of thermal coal, and as Executive Vice-President from 2004-2005; during her tenure, Luscar was owned equally by Sherritt International Corporation and Ontario Teachers' Pension Plan Board. Prior to joining Luscar, from 1999 to 2004, Ms. Merrin was Executive Vice President and Chief Operating Officer of Sherritt International, a diversified international natural resources company with assets in base metals mining and refining, thermal coal, oil, gas and power generation.

Since January 2012, Ms. Merrin has been a director of Ontario's air ambulance service, where she chairs the Human Resources and Compensation Committee and was Chairman of the CEO Search Committee. She was a Director of the Climate Change and Emissions Management Corporation, created to support Alberta's initiatives on climate change and the reduction of emissions, from 2009 to 2014.

Ms. Merrin was a member of the National Advisory Panel on Sustainable Energy Science and Technology from 2005 to 2006, and from 2003 to 2006 was a member of Canada's National Round Table on the Environment and the Economy.

Ms. Merrin holds a Bachelor of Arts degree from Queen's University and completed the Advanced Management Programme at INSEAD.

Ms. Merrin's qualifications include her extensive operating and financial experience as a senior executive and multiple directorships.

Joseph Rutkowski

Mr. Rutkowski currently serves as a Principal at Winyah Advisors LLC, a management consulting firm, and has served in this role since 2010. Previously, Mr. Rutkowski spent 21 years at Nucor Corporation ("Nucor"), the largest steel producer in the United States. Mr. Rutkowski began his career with Nucor in 1989 at Nucor Cold Finish, a division of Nucor and the largest cold finished bar producer in North America. He served as manager of melting and casting at the Nucor steel division from 1991 until 1992 and general manager of Nucor from 1992 until 1998. He was promoted to Vice President in 1993 and Executive Vice President in 1998, where he served until 2010.

Mr. Rutkowski holds a Bachelor's of Science in Mechanics and Materials Science from Johns Hopkins University.

Mr. Rutkowski's qualifications as director include over 30 years of experience in the steel industry, including 12 years of service as an Executive Vice President of Nucor, a publicly traded Fortune 300 company.

Gabriel Stoliar

Mr. Stoliar currently serves as managing partner of Studio Investimentos, an asset management firm focused on Brazilian equities, where he has served since 2009. Mr. Stoliar serves as Chairman of the board of directors at Tupy S.A., a foundry and casting companies, and has done so since 2009. Mr. Stoliar has also served on the boards of directors of Knijnik Engenharia Integrada, an engineering company, and LogZ Logistica Brasil S.A., a ports logistic company, since 2013 and 2011, respectively.

Mr. Stoliar previously served as the Chief Financial Officer and Head of Investor Relations and subsequently as Executive Director of Planning and Business Development at Vale S.A., a Brazilian multinational diversified metals and mining company, from 1997 until 2008.

Mr. Stoliar holds a Bachelor's of Science in Industrial Engineering from the Universdade Federal do Rio de Janeiro, a post graduate degree in Production Engineering with focus in Industrial Projects and Transportation from the Universdade Federal do Rio de Janeiro and an Executive MBA from PDG-SDE/RJ.

Mr. Stoliar's qualifications as director include his vast experience in and relating to the metals and mining industries along with his extensive experience serving on various boards of directors.

Douglas Taylor

Mr. Taylor has served as Chief Executive Officer and Co-Chief Investment Officer of Casablanca Capital LP, a hedge fund, since he co-founded it in 2010. Prior to Casablanca, Mr. Taylor was a Managing Director at Lazard Freres & Co. LLC, a leading financial advisory and asset management firm, from 2002 until 2010. From 2000 until 2001, Mr. Taylor served as a Managing Director of Dresdner Kleinwort Benson, and from 1993 until 2000, he held various positions, including Managing Director at Wasserstein Perella, a global mergers and acquisitions advisory and investment firm, which was bought by Dresdner Bank. Mr. Taylor began his investment banking career at Toronto Dominion Bank, a Canadian multinational banking and financial services corporation, where he served as Associate from 1990 until 1993.

From 2008 to 2010, Mr. Taylor was the Chief Financial Officer and director at Sapphire Industrials Corp., a blank check company formed for the purpose of effecting business combinations with one or more operating businesses.

Mr. Taylor holds a Bachelor of Arts degree in Economics from McGill University and a Master of Arts degree in International Affairs from Columbia University School of International and Public Affairs.

Mr. Taylor's qualifications as director include his vast financial and strategic advisory and investment experience, which included advising public companies.

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SEC FILINGS

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SEC FILINGS

02.12.2014 Casablanca 13D/A February 12, 2014

01.27.2014 Casablanca 13D – January 27, 2014

Item 4. PURPOSE OF TRANSACTION

The shares of Common Stock reported in this Schedule 13D have been purchased and held for investment purposes in the ordinary course of business on behalf of client accounts over which the Reporting Persons have shared discretionary investment or voting power. The Reporting Persons initially invested in the Issuer because they believed the stock was undervalued and represented a potentially profitable investment opportunity.

The Reporting Persons and their representatives have, from time to time, engaged in discussions with management and the board of directors of the Issuer (the "Board") regarding, among other things, the Issuer's business, management, Board composition and strategic alternatives and direction. At such meetings, certain representatives of the Reporting Persons expressed their view that the Issuer is significantly undervalued and recommended several steps the Issuer should take to increase stockholder value.

On January 27, 2014, the Reporting Persons sent a letter (the "Letter") to the Board. In the Letter, the Reporting Persons expressed their disappointment in the Issuer's historical financial underperformance and further clarified their recommendations for the Board that if implemented would, in the Reporting Persons' view, materially increase the Issuer's valuation. Specifically, the Reporting Persons recommended that the Issuer (i) spin off Bloom Lake, together with Asia Pacific and its other international assets; (ii) double the dividend issued to its stockholders and convert the U.S. Iron Ore business and North American Coal business to an entity structured as a master limited partnership; (iii) significantly cut its SG&A and exploration expenses; (iv) optimize its cash costs and operating profitability; (v) divest its infrastructure and other non-core assets; and (vi) set identifiable milestones and objective targets for return on capital, which should be clearly articulated to the market. Concurrently with the filing of this Schedule 13D, the Reporting Persons issued a press release (the "Press Release") containing the full text of the Letter. The foregoing summary of the Letter and Press Release is qualified in its entirety by reference to the full texts of the Letter and Press Release, copies of which are attached hereto as Exhibit 1 and Exhibit 2, respectively, and are incorporated by reference herein.

The Reporting Persons intend to continue to discuss the matters described above, including but not limited to the foregoing specific recommendations, with the Issuer's management and the Board as well as other stockholders of the Issuer and third parties and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities"), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Schedule 13D.


MEDIA

MEDIA

02.12.2014 Mad Money
http://www.cnbc.com/video/video/video/video/video/madmoney/video/video/video/video/madmoney.html
CNBC Video

02.12.2014 Cliffs CEO candidate would focus on U.S. market
http://www.reuters.com/article/2014/02/12/us-cliffsnatural-shareholders-goncalves-idUSBREA1B1XO20140212
Reuters Article

02.12.2014 Face off: Cliffs and major shareholder in public debate over company's future
http://www.mining.com/face-off-cliffs-and-major-shareholder-in-public-debate-over-companys-future-74480/
Mining.com Article

01.28.2014 Fast Money: Halftime Report
http://www.cnbc.com
CNBC Video

01.28.2014 Hedge Fund Casablanca Pushes for Break Up of Iron-Ore Miner
http://online.wsj.com/news/articles/SB10001424052702303277704579347172340630870
The Wall Street Journal Article

01.28.2014 Hedge Fund Takes Aim At Crumbling Cliffs Natural Resources
http://www.forbes.com/sites/steveschaefer/2014/01/28/hedge-fund-takes-aim-at-crumbling-cliffs-natural-resources/
Forbes Article

01.28.2014 Casablanca Capital Urges Changes at Cliffs Natural Resources
http://dealbook.nytimes.com/2014/01/28/casablanca-capital-urges-changes-at-cliffs-natural-resources/
New York Times: DealBook Article

Any information or materials contained on this website that can be accessed via the above links are not part of the Fix Cliffs website. For legal reasons, we are not permitted to hyperlink to sites with comments or other content that may regularly change.


CONTACT

CONTACT

Media Contacts:

Sard Verbinnen & Co
George Sard/Matt Benson
212-687-8080

Investor Contacts:

Okapi Partners
Bruce H. Goldfarb/Patrick McHugh/Lydia Mulyk
212-297-0720


IMPORTANT INFORMATION

IMPORTANT INFORMATION

THIS SITE INCLUDES NEWS AND INFORMATION, COMMENTARY, AND OTHER CONTENT RELATING TO CLIFFS NATURAL RESOURCES INC. (THE "COMPANY"), INCLUDING BY PERSONS OR ENTITIES THAT ARE NOT AFFILIATED WITH CASABLANCA CAPITAL LP, DONALD G. DRAPKIN AND DOUGLAS TAYLOR (COLLECTIVELY, "CASABLANCA") ("THIRD PARTY CONTENT"). THE AUTHOR AND SOURCE OF ALL THIRD PARTY CONTENT AND DATE OF PUBLICATION IS CLEARLY AND PROMINENTLY IDENTIFIED. THIRD PARTY CONTENT IS AVAILABLE THROUGH FRAMED AREAS, THROUGH LINKS TO THIRD PARTY WEBSITES, OR IS SIMPLY PUBLISHED ON THE SITE. CASABLANCA AND ITS AFFILIATES HAVE NOT BEEN INVOLVED IN THE PREPARATION, ADOPTION OR EDITING OF THIRD PARTY CONTENT AND DO NOT EXPLICITLY OR IMPLICITLY ENDORSE OR APPROVE SUCH CONTENT. THE PURPOSE OF MAKING THE THIRD PARTY CONTENT AVAILABLE IS TO PROVIDE RELEVANT INFORMATION TO STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM THE COMPANY'S STOCKHOLDERS BY CASABLANCA, ROBERT P. FISHER, JR., CELSO LOURENCO GONCALVES, PATRICE E. MERRIN, JOSEPH RUTKOWSKI AND GABRIEL STOLIAR (COLLECTIVELY, THE "PARTICIPANTS") FOR USE AT THE COMPANY'S 2014 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION").

THE PARTICIPANTS INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PROXY SOLICITATION. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, OKAPI PARTNERS LLC, CASABLANCA'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING (212) 297-0720 OR TOLL-FREE AT (877) 274-8654.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS ARE CONTAINED IN THE PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED BY CASABLANCA WITH THE SEC ON MARCH 6, 2014. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

Cautionary Statement Regarding Forward-Looking Statements

The information herein contains "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Casablanca's forward-looking statements are based on its current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.